             EXHIBIT 12 -- STATEMENT REGARDING COMPUTATION OF RATIOS


Ratio of Earnings to Fixed Charges:
(Dollars in thousands)

                                             TWELVE WEEKS ENDED                             FISCAL YEAR ENDED
                                           ----------------------     ------------------------------------------------------------
                                           JUNE 21,      JUNE 22,      MARCH 29,    MARCH 30,    APRIL 1,     APRIL 2,    MARCH 27,
                                             1997          1996          1997         1996        1995          1994        1993
                                           ---------    ---------     ---------    ---------    ---------     --------    --------
Fixed charges:
Rent expense, interest portion..........     $1,664       $ 2,065       $ 7,290     $ 7,388     $ 6,710      $ 6,459       $ 5,966
Interest expense, net of interest income      3,062         3,014        13,030      13,087      13,292       13,336        10,318
                                             ------       -------       -------     -------     -------      -------       -------
Fixed charges...........................      4,726         5,079        20,320      20,475      20,002       19,795        16,284

Consolidated net income.................      2,899        (7,112)         (244)      9,033       8,573       10,467         9,828

Income taxes............................      1,248        (3,617)        3,255       8,386       7,287        7,972         8,682
Interest expense........................      3,062         3,014        13,030      13,087      13,292       13,336        10,318
Rent expense, interest portion..........      1,664         2,065         7,290       7,388       6,710        6,459         5,966
Less interest capitalized...............        (11)          (94)         (528)       (714)       (555)      (1,257)       (1,263)
Accounting changes(a)...................         --            --            --          --          --       (1,941)           --
FAS 121 charges(b)......................         --         7,366         7,366          --          --           --            --
Benefit curtailment charges(c)..........         --         2,360         2,360          --          --           --            --
                                             ------       -------       -------     -------     -------      -------       -------
Earnings available for fixed charges....     $8,862       $ 3,982       $32,529     $37,180     $35,307      $35,036       $33,531

Ratio of earnings to fixed charges......       1.88          0.78          1.60        1.82        1.77         1.77          2.06


-------------

(a) Reflects an increase in net income of $1.9 million in fiscal 1994 as a result of an increase of $3.6 million from the adoption of FAS 109, "Accounting for Income Taxes," partially offset by the recognition of a $1.7 million (net of tax benefit) accrued benefit obligation as a result of the adoption of FAS 106, "Employers Accounting for Postretirement Benefits Other than Pensions."
(b) Reflects a pre-tax charge to earnings in the first quarter of fiscal 1997 upon the adoption of FAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of."
(c) Reflects a pre-tax charge to earnings in the first quarter of fiscal 1997 from the decision to curtail the accrual of benefits under the Company's qualified defined benefit pension plan.